UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

PRESTIGE WEALTH INC.

(Name of Issuer)

Class A Ordinary Shares, $0.000625 par value per share

(Title of Class of Securities)

G7244A119

(CUSIP Number)

December 2, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7244A119	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Qianfan Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,717,641.2 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,717,641.2 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,641.2 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.63% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents 0.2 Class A Ordinary Shares and 1,717,641 Class B Ordinary Shares held by Qianfan Wang. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.
(2)	Calculated based on the assumption of all Class B Ordinary Shares being converted into Class A Ordinary Shares at a 1:1 ratio.

CUSIP No. G7244A119	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Prestige Wealth Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong

Item 2.

(a)	Name of Person Filing: Qianfan Wang

(b)	Address of Principal Business Office or if none, Residence: ROOM 2110, BUILDING 2, NO. 6 ZUOJIAZHUANG MIDDLE STREET, CHAOYANG DISTRICT, BEIJING, CHINA

(c)	Citizenship: China

(d)	Title of Class of Securities: Class A Ordinary Share, $0.000625 par value per share

(e)	CUSIP Number: G7244A119

Item 3.	Not Applicable

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

1,717,641.2 shares, consisting of 0.2 Class A Ordinary Shares and 1,717,641 Class B Ordinary Shares.

Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.

(b)	Percent of Class: 6.63%, calculated based on the assumption of all Class B Ordinary Shares being converted into Class A Ordinary Shares at a 1:1 ratio.

CUSIP No. G7244A119	13G	Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G7244A119	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2024

/s/ Qianfan Wang
Qianfan Wang